November 13, 2012

Via EDGAR and U.S. Mail

Mr. Michael R. Clampitt
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	1st Source Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 000-06233

Dear Mr. Clampitt:

1st Source Corporation (the “Company”) hereby submits the following response to the comments of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”) dated November 7, 2012, concerning the Company’s disclosures in its Form 10-K for the year end December 31, 2011 and its proxy statement on Schedule 14A.

For convenience of reference, the Company has included the staff’s comment in italics followed by the Company’s response.

Definitive Proxy Statement on Schedule 14A filed March 12, 2012

Transactions with Related Persons

Banking Transactions, page 5

1.
We note your disclosure that loans to your executive officers and directors are made on substantially the same terms, including interest rates and collateral, as those of comparable loans to other persons.  Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  Confirm that you will revise future filings accordingly.  Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Mr. Michael R. Clampitt
United States Securities and Exchange Commission
November 13, 2012

Response:

The Company hereby confirms that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company.  In future filings on Form 10-K and Schedule 14A, the Company will use the representation in Instruction 4(c) to Item 404(a) of Regulation S-K.

Future filings will provide as follows:

“All outstanding loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company and did not involve more than the normal risk of collectability, or present other unfavorable features.”

In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at (574) 235-2494.

Sincerely,

/s/ LARRY E. LENTYCH
Larry E. Lentych
Treasurer and Chief Financial Officer